Filed Pursuant to Rule 424(b)(5)
Registration No. 333-278027

Prospectus Supplement No. 1
(to Preliminary Prospectus Supplement dated August 15, 2024)

US$150,000,000

 Bitdeer Technologies Group
8.50% Convertible Senior Notes due 2029
Convertible into Class A ordinary shares

This prospectus supplement no. 1 (this “prospectus supplement”) amends and supplements our preliminary prospectus supplement, dated August 15, 2024 (the “preliminary prospectus supplement”), which is in respect of our offering of US$150,000,000 aggregate principal amount of 8.50% Convertible Senior Notes due 2029 (the “notes”), and supplements our prospectus, dated April 2, 2024 (the “base prospectus” and as supplemented by the preliminary prospectus supplement, the “preliminary prospectus”), that forms a part of our Registration Statement on Form F-3 (Registration No. 333-278027). This prospectus supplement is being filed to update and supplement the preliminary prospectus with pricing terms for the notes offering. Accordingly, we have attached such pricing terms in a term sheet attached to this prospectus supplement. Terms used but not defined in this prospectus supplement have the respective meanings as set forth in the preliminary prospectus.

This prospectus supplement updates and supplements the information in the preliminary prospectus and is not complete without, and may not be delivered or utilized except in combination with, the preliminary prospectus, including the documents incorporated by reference therein and any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the preliminary prospectus and if there is any inconsistency between the information in the preliminary prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BTDR.” The last reported sale price of our Class A ordinary shares on Nasdaq on August 15, 2024 was US$6.33 per Class A ordinary share.

Investing in the notes involves a high degree of risk. See “Risk Factors” beginning on page S-10 of the preliminary prospectus supplement, in the base prospectus and in the documents incorporated by reference into the preliminary prospectus supplement.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission or any regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager
BTIG

Co-Managers
A.G.P.	The Benchmark Company, LLC	Needham & Company	Roth Capital Partners

Prospectus Supplement dated August 15, 2024

PRICING TERM SHEET
DATED AUGUST 15, 2024

Bitdeer Technologies Group
8.50% Convertible Senior Notes due 2029

The information in this pricing term sheet supplements Bitdeer Technologies Group’s (“Bitdeer”) preliminary prospectus supplement, dated August 15, 2024 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and prospectus dated April 2, 2024, including the documents incorporated by reference therein, each filed under the Securities Act of 1933, as amended (the “Securities Act”), Registration Statement No. 333-278027. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Bitdeer Technologies Group, a Cayman Islands exempted company.

Ticker / Exchange for our Class A ordinary shares, par value US$0.0000001 per share (“Class A ordinary shares”):	BTDR / Nasdaq Capital Market (“Nasdaq”)

Title of Securities:	8.50% Convertible Senior Notes due 2029 (the “notes”)

Principal Amount:	US$150,000,000, plus up to an additional US$22,500,000 principal amount of the notes pursuant to the underwriters’ over-allotment option.

Denominations:	US$1,000 and integral multiples of US$1,000 in excess thereof

Maturity:	August 15, 2029, unless earlier converted, redeemed or repurchased

Interest Rate:	8.50% per year, accruing from the Settlement Date

Interest Payment Dates:	February 15 and August 15 of each year, beginning on February 15, 2025

Record Dates:	February 1 and August 1 of each year, immediately preceding any February 15 or August 15 interest payment date, as the case may be

Public Offering Price:	100% of the principal amount of the notes, plus accrued interest, if any, from the Settlement Date

Nasdaq Last Reported Sale Price of Class A ordinary shares on August 15, 2024:	US$6.33 per share

Initial Conversion Rate:	117.0207 Class A ordinary shares per US$1,000 principal amount of notes, subject to adjustment

Initial Conversion Price:	Approximately US$8.55 per Class A ordinary share

Conversion Premium:	Approximately 35% above the Nasdaq Last Reported Sale Price on August 15, 2024

Trade Date:	August 16, 2024

Settlement Date:	August 20, 2024 (T+2)[1]

Use of Proceeds:
We estimate the net proceeds from this offering will be approximately US$144.5 million (or approximately US$166.3 million if the underwriters exercise their over-allotment option to purchase additional notes in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for datacenter expansion, ASIC based mining rig development as well as working capital and other general corporate purposes.

See “Use of Proceeds” in the Preliminary Prospectus Supplement for additional information.

Sole Book-Running Manager:	BTIG, LLC

Co-Managers:	A.G.P./Alliance Global Partners The Benchmark Company, LLC Needham & Company LLC Roth Capital Partners, LLC

CUSIP:	09175R AA8

ISIN:	US09175RAA86

Underwriting Discounts and Commissions:	US$30 per US$1,000 principal amount of the notes

Optional Redemption:
We may redeem for cash all or any part of the notes (subject to the partial redemption limitation described below), at our option, on or after August 20, 2027 and prior to the 41st scheduled trading day immediately preceding the maturity date, if the last reported sale price of our Class A ordinary shares has been at least 150% of the conversion price for the notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of optional redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. However, we may not redeem less than all of the outstanding notes at our option unless at least US$75.0 million aggregate principal amount of notes are outstanding and not called for optional redemption as of the time we send the related notice of optional redemption (and after giving effect to the delivery of such notice of optional redemption).

No “sinking fund” is provided for the notes, which means that we are not required to redeem or retire the notes periodically.

See “Description of the Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

1 Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisors.

Cleanup Redemption:
We may redeem for cash all but not part of the notes at any time prior to the 41st scheduled trading day immediately preceding the maturity date if less than US$25 million aggregate principal amount of notes remains outstanding at such time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

See “Description of the Notes—Cleanup Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption:
If we have, or on the next interest payment date would, become obligated to pay any additional amounts as a result of (i) any change or amendment on or after the date of the Preliminary Prospectus Supplement in the laws or any rules or regulations of a relevant taxing jurisdiction, or (ii) any change on or after the date of the Preliminary Prospectus Supplement in an interpretation, administration or application of such laws, rules or regulations, as further described under “Description of the Notes—Tax Redemption” in the Preliminary Prospectus Supplement, we may, at our option, redeem all but not part of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date and any additional amounts with respect to such redemption price.

Upon our giving a notice of tax redemption, a holder may elect not to have its notes redeemed, in which case such holder would not be entitled to receive the additional amounts referred to in “Description of the Notes—Additional Amounts” in the Preliminary Prospectus Supplement after the redemption date with respect to the applicable change in tax law.

See “Description of the Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Repurchase upon Fundamental Change:
If we undergo a “fundamental change” (as defined in the Preliminary Prospectus Supplement under “Description of the Notes—Repurchase upon Fundamental Change”), subject to certain conditions and a limited exception described in the Preliminary Prospectus Supplement, holders may require us to repurchase for cash all or part of their notes in principal amounts of US$1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

See “Description of the Notes—Repurchase upon Fundamental Change” in the Preliminary Prospectus Supplement.

Additional Amounts:
All payments and deliveries made by, or on behalf of, us or any successor to us under or with respect to the notes, including, but not limited to, payments of principal (including, if applicable, the redemption price and the fundamental change repurchase price), payments of interest and payments of cash and/or deliveries of Class A ordinary shares (together with payments of cash for any fractional Class A ordinary shares, if applicable) upon conversion, will be made without withholding or deduction, unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required by certain jurisdictions, we will pay such additional amounts as may be necessary to ensure that the net amount received by the holders of the notes after such withholding or deduction (and after deducting any taxes on the additional amounts) will equal the amounts that would have been received by such holders had no such withholding or deduction been required, subject to certain exceptions.

See “Description of the Notes—Additional Amounts” in the Preliminary Prospectus Supplement.

Interest Make-Whole Conversion Rate Adjustment upon Certain Conversions:
If you surrender your notes for conversion at any time during the period from, and including, the date that is six months after the last date of original issuance of the notes until the close of business on the business day immediately preceding August 1, 2027 (other than a conversion in connection with a make-whole fundamental change or a cleanup redemption or a tax redemption), we will increase the conversion rate per $1,000 principal amount of notes to be converted by a number of additional Class A ordinary shares (such increase, an “interest make-whole conversion rate adjustment”) equal to (i) the sum of the remaining scheduled payments of interest that would have been made on $1,000 principal amount of the notes to be converted had such notes remained outstanding from the conversion date through August 15, 2027, divided by (ii) the greater of (x) the conversion price as of the applicable conversion date and (y) the simple average of the daily VWAP (as defined under “Description of Notes—Settlement upon Conversion” in the Preliminary Prospectus Supplement) of the Class A ordinary shares for the ten consecutive trading days ending on and including the trading day immediately preceding such conversion date.

See “Description of the Notes— Interest Make-Whole Conversion Rate Adjustment upon Certain Conversions” in the in the Preliminary Prospectus Supplement.

Adjustment to Class A Ordinary Shares Delivered upon Conversion upon a Make-Whole Fundamental Change or our Election to Redeem the Notes:
Holders who convert their notes in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurring prior to the maturity date or convert their notes called for redemption (or deemed called for redemption) during the related “redemption period” (as defined in the Preliminary Prospectus Supplement) may be entitled to an increase in the conversion rate for the notes so surrendered for conversion as set forth in the Preliminary Prospectus Supplement under the captions “Description of Notes—Conversion Rights—Adjustment to Class A Ordinary Shares Delivered upon Conversion upon a Make-Whole Fundamental Change” and “Description of Notes—Conversion Rights—Adjustment to Conversion Rate upon Conversion in Connection with an Optional Redemption, a Cleanup Redemption or a Tax Redemption.”

The following table sets forth the number of additional Class A ordinary shares by which the conversion rate will be increased per US$1,000 principal amount of notes for each Class A ordinary share price and effective date set forth below:

	Class A Ordinary Share price
	US$6.33	US$8.00	US$8.55	US$10.00	US$12.82	US$15.00	US$20.00	US$25.00	US$30.00	US$40.00
Effective Date
August 20, 2024	40.9571	28.3075	25.4947	19.8740	13.0874	9.7480	5.0350	2.4568	1.0123	0.0000
August 15, 2025	40.9571	25.8938	23.1111	17.7610	11.6357	8.7033	4.5665	2.2644	0.9483	0.0000
August 15, 2026	40.9571	22.5513	19.7825	14.7750	9.5484	7.1620	3.8055	1.9024	0.7917	0.0000
August 15, 2027	40.9571	18.5300	15.6550	10.9950	6.9259	5.2173	2.8165	1.4224	0.5830	0.0000
August 15, 2028	40.9571	13.7600	10.4550	6.2000	3.7598	2.8613	1.5805	0.8168	0.3323	0.0000
August 15, 2029	40.9571	7.9788	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact Class A ordinary share prices and effective dates may not be set forth in the table above, in which case:

•
If the Class A ordinary share price is between two Class A ordinary share prices in the table or the effective date is between two effective dates in the table, the number of additional Class A ordinary shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional Class A ordinary shares set forth for the higher and lower Class A ordinary share prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•
If the Class A ordinary share price is greater than US$40.00 per Class A ordinary share (subject to adjustment in the same manner as the Class A ordinary share prices set forth in the column headings of the table above as set forth in the Preliminary Prospectus Supplement), no additional Class A ordinary shares will be added to the conversion rate.

•
If the Class A ordinary share price is less than US$6.33 per Class A ordinary shares (subject to adjustment in the same manner as the Class A ordinary share prices set forth in the column headings of the table above as set forth in the Preliminary Prospectus Supplement), no additional Class A ordinary shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per US$1,000 principal amount of the notes exceed 157.9778 Class A ordinary shares, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Changes from Preliminary Prospectus Supplement

The formula set forth in clause (1) under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” on page S-38 in the Preliminary Prospectus Supplement is hereby replaced with the following formula:

___________________

Bitdeer has filed a registration statement (including the Preliminary Prospectus Supplement dated August 15, 2024 and the accompanying prospectus dated April 2, 2024) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents Bitdeer has filed with the SEC for more complete information about Bitdeer and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and the accompanying prospectus may also be obtained from BTIG, LLC by mail at 350 Bush Street, 9th Floor, San Francisco, CA 94104, Attention: Syndicate Department, by phone at (415) 248-2200 or by email at prospectusdelivery@btig.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement dated August 15, 2024 and the accompanying prospectus dated April 2, 2024. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.